# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Costamare Bulkers Holdings Ltd, CIK 0002033535
CUSIP: Y2001C101
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco (O9), 98000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001513021

## Reporting persons
- Konstantakopoulos Achillefs: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); member of a group; sole voting power 4,634,965; shared voting power 156,000; sole dispositive power 4,634,965; shared dispositive power 156,000; aggregate amount beneficially owned 4,790,965 (19.7% of the class)
  Comment: Note to 9: Achillefs Konstantakopoulos personally owns 4,790,965 shares. This number also includes (i) 156,000 shares owned by the reporting person's spouse and (ii) half of the shares (810,612) of Costamare Shipping Services Ltd. The reporting person disclaims beneficial ownership of the shares owned by the reporting person's spouse, and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.
  
  Note to 11: The percent ownership is calculated based upon an aggregate of 24,301,490 shares outstanding.
- Costamare Shipping Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; sole voting power 810,612; shared voting power 0; sole dispositive power 810,612; shared dispositive power 0; aggregate amount beneficially owned 810,612 (3.3% of the class)
  Comment: Note to 9: Achillefs Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (810,612 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 11: The percent ownership is calculated based upon an aggregate of 24,301,490 shares outstanding.

## Item 1. Issuer
Name of issuer: Costamare Bulkers Holdings Ltd
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco, 98000

## Item 2. Person Filing
Name of person filing:
Achillefs Konstantakopoulos

Costamare Shipping Services Ltd.
Address of principal business office or, if none, residence: The principal business office of each person named in Item 2(a) above is: 5 Pentelis Street, 17564 Athens, Greece
Citizenship:
Achillefs Konstantakopoulos is a citizen of Greece.

Costamare Shipping Services Ltd. is a Marshall Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1. Achillefs Konstantakopoulos - 4,790,965 2. Costamare Shipping Services Ltd. - 810,612.
Percent of class: 1. Achillefs Konstantakopoulos - 19.7% 2. Costamare Shipping Services Ltd. - 3.3%.
Sole power to vote or to direct the vote:
Achillefs Konstantakopoulos - 4,634,965.
Costamare Shipping Services Ltd. - 810,612.
Shared power to vote or to direct the vote:
Achillefs Konstantakopoulos - 156,000.
Costamare Shipping Services Ltd. - 0
Sole power to dispose or to direct the disposition:
Achillefs Konstantakopoulos - 4,634,965.
Costamare Shipping Services Ltd. - 810,612.
Shared power to dispose or to direct the disposition:
Achillefs Konstantakopoulos - 156,000.
Costamare Shipping Services Ltd. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Konstantakopoulos Achillefs: /s/ Achillefs Konstantakopoulos, Achillefs Konstantakopoulos (07/06/2026)
- Costamare Shipping Services Ltd.: /s/ Ioannis Platsidakis, Ioannis Platsidakis (07/06/2026)